UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    December 13, 2022

SOUTHERN MISSOURI BANCORP, INC.

(Exact name of Registrant as specified in its Charter)

Missouri	000-23406	43-1665523
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

2991 Oak Grove Road, Poplar Bluff, Missouri	63901
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:    (573) 778-1800

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SMBC	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events

Merger Closing Date

Southern Missouri Bancorp, Inc. ("Southern Missouri ") and Citizens Bancshares Co. ("Citizens") anticipate that the proposed merger of Citizens with and into Southern Missouri (the "Merger") will be effective during the first calendar quarter of 2023. The closing remains subject to receipt of regulatory approvals, approvals of the Agreement and Plan of Merger, dated September 20, 2022, by and among Southern Missouri, Southern Missouri Acquisition VI Corp, and Citizens (the "Merger Agreement") by the Citizens shareholders and the approval of the issuance of shares pursuant to the Merger Agreement by the Southern Missouri shareholders at their respective special meetings, scheduled to be held on December 22, 2022, and satisfaction of all other conditions described in the Merger Agreement.

Litigation Related to the Merger

On November 18, 2022, Dean Drulias, the owner of 10 shares of Southern Missouri stock, commenced a civil action in the Circuit Court of the County of St. Louis, State of Missouri, against the members of the board of directors of Southern Missouri. The plaintiff purports to bring the action as a class action, on behalf of himself and all Southern Missouri shareholders similarly situated. The plaintiff alleges that Southern Missouri’s directors breached their fiduciary duties by failing to disclose all material information concerning the proposed transaction. The plaintiff asked the Court to enjoin the defendants from proceeding with the proposed transaction unless and until all material information has been disclosed.

Southern Missouri’s directors deny the plaintiff's allegations. They believe all material facts concerning the proposed transaction have already been disclosed to Southern Missouri and Citizens shareholders in the joint proxy statement/prospectus for the proposed transaction dated November 7, 2022, and mailed to Southern Missouri and Citizens shareholders on November 16, 2022.

Nonetheless, on December 7, 2022, solely for the purpose of avoiding the expense, inconvenience and uncertainty of litigation, the defendants agreed with the plaintiff, among other things, that Southern Missouri would make certain additional disclosures concerning the proposed transaction, and that plaintiff would withdraw his request that the court enjoin the shareholder vote on the proposed transaction . The agreement explicitly states that the defendants do not admit that any of the plaintiff's allegations have merit.  There will therefore be no impact on the timing of the special meetings of Southern Missouri and Citizens shareholders. The additional agreed upon disclosures are set forth below.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The following information supplements the joint proxy statement/prospectus dated November 7, 2022, and mailed to the shareholders of Southern Missouri and Citizens on November 16, 2022. We urge you to read the joint proxy statement/prospectus in its entirety. To the extent that information herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. All page references in the information below are to pages in the joint proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the joint proxy statement/prospectus. Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, Southern Missouri and Citizens make the following additional disclosures:

1.          The disclosure under the heading "The Merger – Background of the Merger” is hereby amended by inserting immediately after the end of the fourth full paragraph appearing on page 48 of the joint proxy statement/prospectus with the following:

None of these non-disclosure agreements contained a standstill or similar provision which would prohibit these parties from making a topping bid for Citizens in the future.

2.          The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor— Comparable Company Analyses” is hereby amended by deleting the table of company names immediately preceding the last paragraph on page 72 (the Southern Missouri Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of June 30, 2022

			Balance Sheet			Capital Position						LTM Profitability				Valuation as of September 14, 2022
								Total		CRE /						Price /
				Loans/	NPAs /	TCE /	Lev.	RBC		Total					Efficiency		LTM	2022E	2023E	Div	Market
			Assets	Deps	Assets	TA	Ratio	Ratio		RBC		ROAA	ROAE	NIM	Ratio	TBV	EPS	EPS	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)	(%)	(%)	(%)	(%)		(%)		(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($M)
HBT Financial Inc.	IL	HBT	4,224	66.2	0.22	8.18	10.05	16.76		254.9		1.30	14.0	3.24	54.3	154	9.5	9.4	7.7	3.6	507
Farmers National Banc Corp.	OH	FMNB	4,114	65.5	0.40	5.47	9.56	17.46		142.5		1.38	13.2	3.33	52.4	220	8.4	7.4	6.7	4.7	468
First Internet Bancorp	IN	INBK	4,100	97.8	0.14	8.75	9.45	16.74		213.7		1.08	12.1	2.49	51.3	95	7.9	8.0	7.0	0.7	333
Bridgewater Bancshares Inc.	MN	BWB	3,883	100.4	0.02	7.87	10.33	13.98		466.1		1.41	13.4	3.56	41.0	156	10.9	9.9	9.2	--	477
West Bancorp.	IA	WTBA	3,475	90.5	0.01	6.22	8.59	12.53		430.9		1.47	20.5	2.96	41.2	189	8.2	8.6	10.6	4.5	370
Alerus Financial Corp.	ND	ALRS	3,295	72.2	0.17	7.96	10.80	17.95		106.3		1.38	13.2	2.86	71.8	161	9.4	--	9.0	3.1	472
Civista Bancshares Inc.	OH	CIVB	3,039	84.1	0.15	7.46	9.87	18.24		263.2		1.20	10.8	3.46	61.1	142	8.7	8.9	7.6	2.7	319
Bank First Corporation	WI	BFC	2,961	91.8	0.16	8.80	8.60	11.94		243.7	[1]	1.45	13.9	3.29	43.5	231	13.5	12.5	11.0	1.3	709
Macatawa Bank Corp.	MI	MCBC	2,781	44.6	0.24	8.74	9.13	17.47		117.1	[1]	0.89	10.4	1.97	61.5	135	12.6	11.4	10.0	3.4	327
First Business Finl. Svcs. Inc	WI	FBIZ	2,777	122.5	0.21	8.18	9.19	11.56		372.8		1.42	16.1	3.49	64.0	126	7.6	7.7	8.2	2.4	282
Farmers & Merchants Bancorp	OH	FMAO	2,675	91.5	0.23	7.58	11.10	12.54	[1]	251.3	[1]	1.17	10.8	3.32	53.9	185	11.7	10.6	10.3	2.8	348
Sterling Bncp (Southfield MI)	MI	SBT	2,504	88.7	2.20	13.39	12.91	24.70		61.6		0.70	6.1	2.93	86.4	90	14.4	NM	25.7	--	296
ChoiceOne Financial Services	MI	COFS	2,360	52.3	0.11	4.49	7.50	13.80		166.3	[1]	0.95	10.5	3.06	63.7	161	7.6	--	--	4.7	159

1) Bank level data as of June 30, 2022 shown.

Note: Includes major exchange traded (NYSE, NYSEAM, NASDAQ) banks and thrifts whose total assets are between $2.3 billion and $4.3 billion, excludes targets of announced mergers; financials not pro forma for pending transactions.

3.          The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names immediately preceding the last paragraph on page 73 (Citizens Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of June 30, 2022

			Balance Sheet					Capital Position							LTM Profitability				Valuation as of September 14, 2022
											Total		CRE /						Price /
				Loans/		NPAs /		TCE /	Lev.		RBC		Total					Efficiency		LTM	Div	Market
			Assets	Deps		Assets		TA	Ratio		Ratio		RBC		ROAA	ROAE	NIM	Ratio	TBV	EPS	Yield	Cap
Company	State	Ticker	($M)	(%)		(%)		(%)	(%)		(%)		(%)		(%)	(%)	(%)	(%)	(%)	(x)	(%)	($M)
SB Financial Group, Inc.	OH	SBFG	1,294	83.6		0.42		7.93	10.72	[1]	14.46	[1]	180.3	[1]	0.98	9.4	2.98	72.8	121	9.5	2.8	122
Middlefield Banc Corp.	OH	MBCN	1,293	85.3		1.10		8.76	10.64		14.54		244.0	[1]	1.34	12.6	3.88	57.3	141	9.0	2.5	158
Landmark Bancorp, Inc.	KS	LARK	1,292	59.2		0.55		7.82	10.71		18.73		64.4		1.07	10.6	3.14	66.8	125	9.1	3.3	125
Richmond Mutual Bancorporation	IN	RMBI	1,272	95.7		0.47		10.93	12.74	[1]	16.72	[1]	203.5	[1]	0.99	7.3	3.36	63.3	118	12.8	2.9	163
Ohio Valley Banc Corp.	OH	OVBC	1,254	81.0		0.39		10.04	10.43	[1]	--		152.0	[1]	0.92	8.3	3.53	72.8	107	11.7	3.0	134
First Capital, Inc.	IN	FCAP	1,175	49.2		0.17		6.73	8.69	[1]	--		162.2	[1]	0.96	10.4	2.67	65.1	118	8.4	3.8	92
United Bancshares, Inc.	OH	UBOH	1,111	62.7		0.11	[1]	5.37	9.72	[1]	16.44	[1]	210.1	[1]	1.07	10.4	3.64	71.2	117	6.0	4.0	68
HMN Financial, Inc.	MN	HMNF	1,082	70.3		0.42		8.79	9.71	[1]	14.06	[1]	284.3	[1]	0.91	8.4	3.01	69.0	107	10.6	1.1	98
IF Bancorp, Inc.	IL	IROQ	858	69.3	[1]	0.16	[1]	8.36	9.78	[1]	--		289.7	[1]	0.74	7.0	2.93	70.0	81	9.7	2.0	55
United Bancorp, Inc.	OH	UBCP	719	77.0		0.60	[1]	7.96	8.49		15.12		192.3	[1]	1.29	14.2	3.30	70.9	156	9.3	4.2	87

1) Bank level data as of June 30, 2022 shown.

Note: Includes major exchange traded banks and thrifts headquartered in the Midwest with total assets between $700 million and $1.5 billion; excludes mutuals and announced merger targets; financials not pro forma for pending acquisitions.

4.          The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor —Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the top of page 75 (the Precedent Transactions) of the joint proxy statement/prospectus and replacing it with the following:

					Transaction Information				Seller Information
						Price /
								Core
					Deal	LTM		Deposit	Total	TCE/	LTM	LTM	Efficiency	NPAs/
Acquiror		Target		Annc.	Value	Earnings	TBV	Prem	Assets	TA	ROAA	ROAE	Ratio	Assets
Company	St.	Company	St.	Date	($M)	(x)	(%)	(%)	($M)	(%)	(%)	(%)	(%)	(%)
HBT Financial Inc.	IL	Town and Country Finl Corp	IL	8/23/22	101	8.3	139	--	876	--	1.36	14.7	65.4	--
Bank First Corporation	WI	Hometown Bancorp Ltd.	WI	7/26/22	124	14.3	211	12.1	645	11.1	1.39	11.6	48.3	0.22
Nicolet Bankshares Inc.	WI	Charter Bankshares Inc.	WI	3/30/22	158	11.8	170	7.8	1,136	12.1	1.57	13.3	52.3	0.52
Bank First Corporation	WI	Denmark Bancshares Inc.	WI	1/19/22	118	--	--	--	688	9.9	0.98	9.6	63.1	0.37
QCR Holdings Inc.	IL	Guaranty Federal Bcshs Inc.	MO	11/9/21	167	16.3	161	--	1,166	7.9	0.77	9.9	69.3	0.91
MidWestOne Financial Grp Inc.	IA	Iowa First Bancshares Corp.	IA	11/1/21	48	17.7	--	--	519	--	0.42	--	72.4	--
German American Bancorp Inc.	IN	Citizens Union Bancorp	KY	9/20/21	155	14.1	156	6.3	1,074	9.3	1.06	10.8	65.4	0.67
Arbor Bancorp Inc.	MI	FNBH Bancorp Inc.	MI	8/9/21	117	17.5	176	9.2	647	10.3	1.11	10.1	64.6	--
Stock Yards Bancorp Inc.	KY	Commonwealth Bancshares Inc.	KY	8/3/21	153	10.4	167	6.5	1,255	9.3	1.75	18.3	72.3	0.35
First Mid Bancshares	IL	Delta Bancshares Co.	MO	7/29/21	107	59.0	142	7.0	697	10.8	0.27	2.5	51.4	0.12
Finward Bancorp	IN	Royal Financial Inc.	IL	7/29/21	53	10.1	113	2.3	534	8.6	1.01	11.1	57.1	0.44
Farmers National Banc Corp.	OH	Cortland Bancorp	OH	6/23/21	124	12.6	151	6.8	792	10.2	1.21	12.4	60.5	0.99
Nicolet Bankshares Inc.	WI	County Bancorp Inc.	WI	6/22/21	218	15.6	135	6.6	1,491	10.6	0.99	8.6	63.4	3.90
Equity Bancshares Inc.	KS	American State Bancshares Inc.	KS	5/17/21	77	21.6	113	1.5	777	10.4	0.58	4.5	73.2	0.55
Stock Yards Bancorp Inc.	KY	Kentucky Bancshares Inc.	KY	1/27/21	191	16.3	167	8.7	1,240	9.3	0.97	9.5	71.8	0.49
First Busey Corp.	IL	Cummins-American Corp.	IL	1/19/21	131	17.1	112	1.3	1,395	12.5	0.91	7.4	62.5	0.31
First Mid Bancshares	IL	LINCO Bancshares Inc.	MO	9/28/20	145	21.0	107	1.4	1,184	12.8	0.89	5.9	68.9	1.17

Note: Includes bank and thrift transactions announced since January 1, 2020 where the target was headquartered in the Midwest and had total assets between $500 million and $1.5 billion at announcement; Excludes transactions with non-disclosed deal values and transactions with private investors, private equity buyers or Credit Union buyers.

5.          The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number 190% on page 75 of the joint proxy statement/prospectus:

Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Southern Missouri.

6.       The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Projection Variance) on page 76 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation for Southern Missouri common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Southern Missouri common stock equals the risk-free rate, plus the equity risk premium, plus the size premium, plus the industry premium.

Calculation of Southern Missouri Discount Rate
Risk-free rate	3.50%
Equity risk premium	5.50%
Size premium	3.02%
Industry premium	(0.16%)
Calculated discount rate	11.86%

7.       The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the last full paragraph at the bottom of page 76 of the joint proxy statement/prospectus as a new third sentence following the number 130%:

Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to Citizens.

8.       The disclosure under the heading “The Merger — Opinion of Southern Missouri’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Projection Variance) on page 78 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation for Citizens common stock prepared by Piper Sandler, which was used by Piper Sandler in its net present value per share analysis of Citizens common stock both with and without cost savings. In its normal course of business, Piper Sandler employs the Kroll Cost of Capital Navigator in determining an appropriate discount rate. The discount rate for Citizens common stock equals the risk-free rate, plus the equity risk premium, plus the size premium, plus the industry premium.

Calculation of Citizens Discount Rate
Risk-free rate	3.50%
Equity risk premium	5.50%
Size premium	3.02%
Industry premium	(0.16%)
Calculated discount rate	11.86%

9.       The disclosure in the joint proxy statement/prospectus is hereby supplemented by adding the following new disclosure to page 79 of the joint proxy statement/prospectus immediately following the heading "The Merger – Opinion of Southern Missouri's Financial Advisor - Piper Sandler’s Relationship."

Note Regarding Prospective Financial Information

Citizens and Southern Missouri do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, in connection with the merger, Citizens and Southern Missouri senior management prepared or approved for use certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”) with respect to Citizens and Southern Missouri on a standalone basis and without giving effect to the merger, which were provided to and used by D.A Davidson (Citizens’ financial advisor) and Piper Sandler (Southern Missouri’s financial advisor) for the purpose of performing financial analyses in connection with their respective opinions, as described in this joint proxy statement/prospectus under the headings “The Merger—Opinion of Citizens’ Financial Advisor” and “The Merger—Opinion of Southern Missouri’s Financial Advisor” beginning on pages 52 and 68, respectively, and the boards of directors of Citizens and Southern Missouri in connection with their evaluation of the merger. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing Citizens shareholders and Southern Missouri shareholders access to certain nonpublic information made available to Citizens and Southern Missouri and their respective boards of directors and financial advisors.

The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither Citizens nor Southern Missouri endorses the prospective financial information as necessarily predictive of actual future results.

Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Citizens and Southern Missouri senior management, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors. The prospective financial information represents Citizens senior management’s evaluation of Citizens’ expected future financial performance on a stand-alone basis and Southern Missouri senior management’s evaluation of Southern Missouri’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Citizens and Southern Missouri operate and the risks and uncertainties described under “Risk Factors” beginning on page 22 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 of this joint proxy statement/prospectus and in the reports that Southern Missouri files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Citizens and Southern Missouri and will be beyond the control of Southern Missouri following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Citizens or Southern Missouri could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Citizens, Southern Missouri or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Citizens shareholders or Southern Missouri shareholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.

This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Citizens or Southern Missouri of the merger, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Citizens or Southern Missouri of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.

The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Citizens nor Southern Missouri nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Citizens or Southern Missouri compared to the information contained in the prospective financial information. Neither Citizens, Southern Missouri nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any Citizens shareholder to vote in favor of the merger agreement proposal or any other proposal to be voted on at the Citizens special meeting or to induce any Southern Missouri shareholder to vote in favor of the share issuance proposal or any other proposal to be voted on at the Southern Missouri special meeting.

The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Subject to the above, the prospective financial information included in this section has been provided by Citizens’ management and Southern Missouri’s management as described in this section. Neither RSM US LLP (Citizens’ independent auditors), FORVIS LLP (Southern Missouri’s independent auditors), nor any other independent auditors or registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of RSM US LLP and FORVIS LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by RSM US LLP and FORVIS LLP incorporated by reference in this joint proxy statement/prospectus relate to Citizens’ and Southern Missouri’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the Citizens special meeting and the Southern Missouri special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, both Citizens and Southern Missouri shareholders are strongly cautioned not to place unwarranted reliance on such information, and Citizens and Southern Missouri urge all Citizens shareholders and Southern Missouri shareholders to review Southern Missouri’s most recent SEC filings for descriptions of Southern Missouri’s reported financial results and Citizens financial statements and related notes which have been included in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

Certain Internal Management Projections for Citizens

The following table presents certain financial projections for Citizens based on internal management projections of Citizens and developed by Southern Missouri and Piper Sandler. These projections were used by Piper Sandler at the direction of Southern Missouri management in the financial analyses performed in connection with Piper Sandler’s opinion as described in “The Merger—Opinion of Southern Missouri’s Financial Advisor” beginning on page 68.

	For the twelve months ending June 30,
	2023	2024	2025	2026	2027
Net income ($000s)	$9,166	$12,378	$13,098	$13,559	$14,075
Earnings per share	3.83	5.18	5.48	5.67	5.89
Regular dividends per share	---	---	---	---	---
Special dividends per share	---	---	---	---	33.70
Tangible book value per share	43.03	48.34	53.95	59.76	32.07
Tangible Common Equity/Tangible Assets	10.09%	11.33%	12.65%	14.01%	8.16%

Certain Internal Management Projections for Southern Missouri

The following presents certain financial projections for Southern Missouri based on internal management projections of Southern Missouri and developed by Southern Missouri and Piper Sandler. These projections were used by Piper Sandler at the direction of Southern Missouri management in the financial analyses performed in connection with Piper Sandler’s opinion as described in “The Merger—Opinion of Southern Missouri’s Financial Advisor” beginning on page 68.

	For the fiscal years ending June 30,
	2023	2024	2025	2026	2027
Net income ($000s)	$43,541	$48,387	$56,951	$61,563	$66,144
Earnings per share	4.70	5.20	6.11	6.58	7.06
Regular dividends per share	0.84	0.88	0.96	1.04	1.12
Tangible book value per share	34.95	39.41	44.61	50.14	56.01

***

Additional Information for Shareholders

In connection with the Merger, Southern Missouri has filed with the SEC a Registration Statement on Form S-4 that includes a Joint Proxy Statement of Southern Missouri and Citizens and a Prospectus of Southern Missouri (the "Joint Proxy Statement/Prospectus"), as well as other relevant documents concerning the proposed transaction. A copy of the definitive Joint Proxy Statement/Prospectus, along with a form of proxy, has been mailed to the shareholders of record of Southern Missouri and Citizens as of November 7, 2022. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document that Southern Missouri may file with the SEC or send to the shareholders of Southern Missouri or Citizens regarding the Merger. SOUTHERN MISSOURI AND CITIZENS SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Southern Missouri, may be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Southern Missouri's website at www.bankwithsouthern.com under the tab "Investor Relations" and then under "SEC Filings." Alternatively, these documents can be obtained free of charge from Southern Missouri upon written request to Southern Missouri Bancorp, Inc., Attn: Investor Relations, 2991 Oak Grove Road, Poplar Bluff, Missouri, 63901, or by calling (573) 778-1800, or from Citizens upon written request to Citizens Bancshares Co., Attn: Robert G. Wright, 2041 Commerce Drive, Kearney, Missouri 64060, or by calling (816) 459-4024.

Southern Missouri, Citizens and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Southern Missouri and Citizens in connection with the proposed transaction. Information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Joint Proxy Statement/Prospectus regarding the Merger. Additional information about Southern Missouri and its directors and officers may be found in the definitive proxy statement of Southern Missouri relating to its 2022 Annual Meeting of Stockholders filed with the SEC on September 26, 2022. Additional information about Citizens and its directors and officers may be found in the Joint Proxy Statement/Prospectus regarding the Merger. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to stockholders, expected improvement in operating efficiency resulting from the Merger and estimated expense reductions resulting from the transactions and the timing of achievement of such reductions. Forward-looking statements represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of Citizens’ business into Southern Missouri, (5) the failure to obtain the necessary approvals by the shareholders of Southern Missouri or Citizens, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (9) the risk that the integration of Citizens’ operations into the operations of Southern Missouri will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, including litigation, (11) the dilution caused by Southern Missouri’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in Southern Missouri’s Annual Report on Form 10-K for the year ended June 30, 2022, and other documents subsequently filed by Southern Missouri with the SEC, and under the heading "Citizens’ Management's Discussion and Analysis of Financial Condition and Results of Operations" and “Risk Factors in the Joint Proxy Statement/Prospectus. Consequently, no forward-looking statement can be guaranteed. Neither Southern Missouri nor Citizens undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, Southern Missouri and Citizens claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN MISSOURI BANCORP, INC.

Date: December 13, 2022	By:	/s/Matthew T. Funke
Matthew T. Funke
President and Chief Administrative Officer